------
FORM 5                                U.S. SECURITIES AND EXCHANGE COMMISSION
------                                           Washington D.C.  20549
[  ] Check this box if            ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
     no longer Subject
     to Section 16.    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
[  ] Form 3 Holdings     Section 17(a) of the Public Utility Holding Company Act of 1935 or
     Reported                     Section 30(f) of the Investment Company Act 1940
[  ] Form 4 Holdings
     Reported
--------------------------------------------------------------------------------------------------------------------------------
|1.Name and Address of Reporting Person* |2.Issuer Name and Ticker or Trading Symbol   |6.Relationship of Reporting Person to  |
|                                        |                                             |  Issuer (Check all Applicable)        |
|    Giesige,      Chuck          R.     |  C&D TECHNOLOGIES, INC.    (CHP)            |                                       |
|----------------------------------------|---------------------------------------------| ___ Director       ___ Owner          |
|   (Last)        (First)        (MI)    |3.IRS or Soc. Sec. No.|4.Statement for Month/|                                       |
|                                        |  of Reporting Person |  Year                | _X_ Officer (give  ___ Other          |
|    c/o C&D Technologies, Inc.          |  (Voluntary)         |                      |       title below)     (Specify below)|
|    1400 Uniom Meeting Road             |                      |                      | Vice President and General Manager    |
|                                        |                      |         1/02         |   Dynasty Division                    |
|----------------------------------------|                      |----------------------|---------------------------------------|
|          (Street)                      |                      |5.If Amendment,Date of|7.Individual or Joint/Group Filing     |
|                                        |                      | Original (Month/Year)|  (Check Applicable Line)              |
|                                        |                      |                      |                                       |
|    Blue Bell,      PA     19422        |                      |                      | _X_ Form filed by One Reporting Person|
|                                        |                      |                      |                                       |
|                                        |                      |                      | ___ Form filed by More than One       |
|                                        |                      |                      |     Reporting Person                  |
|----------------------------------------|----------------------|----------------------|---------------------------------------|
|  (City)            (State)     (Zip)                                                                                         |
|                                       TABLE I - Non-Derivative Securities Acquired, Disposed of or Beneficially Owned        |
|------------------------------------------------------------------------------------------------------------------------------|
|1.Title of Security         |2.Transac-   |3.Trans.  |4.Security Acquired (A) or    |5.Amount of    |6.       |7.Nature of    |
|  (Instr. 3)                |  tion Date  |  Code    |  Disposed of (D)             |  Securities   |Ownership|  Indirect     |
|                            | (Mon/Day/Yr)|(Instr. 8)|  (Instr. 3, 4 & 5)           |  Beneficially |Form Dir.|  Beneficial   |
|                            |             |          |------------------------------|  Owned at End |(D) or   |  Ownership    |
|                            |             |          |               |(A) |         |  of Issuer's  |Ind. (I) |  (Instr. 4)   |
|                            |             |          |               |    |         |  Fiscal Year  |         |               |
|                            |             |Code      |     Amount    |(D) |  Price  |  (Instr. 3&4) |         |               |
|----------------------------|-------------|----------|---------------|----|---------|---------------|---------|---------------|
| Common Stock               |             |          |               |    |         | 1,336.596 (1) |    I    |By 401(k) Plan |
|----------------------------|-------------|----------|---------------|----|---------|---------------|---------|---------------|
| Common Stock               |             |          |               |    |         |               |         |               |
|----------------------------|-------------|----------|---------------|----|---------|---------------|---------|---------------|
| Common Stock               |             |          |               |    |         |               |         |               |
|----------------------------|-------------|----------|---------------|----|---------|---------------|---------|---------------|
| Common Stock               |             |          |               |    |         |               |         |               |
|----------------------------|-------------|----------|---------------|----|---------|---------------|---------|---------------|
| Common Stock               |             |          |               |    |         |               |         |               |
|----------------------------|-------------|----------|---------------|----|---------|---------------|---------|---------------|


Reminder: Report of a separate line for each class securities owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v)
                                                                   SEC1474(7-96)
                                                                    PAGE: 1 of 2

FORM 5 (continued)        TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                  (e.g., puts, calls, warrants, options, covertible security)
--------------------------------------------------------------------------------------------------------------------------------
|1.Title of|2.Conver-|3.   |4.Tran-  |5.Number of      |6.Date     |7.Title and Amount   |8.Price of|9.Number  |10. |11.Nature |
|Derivative|sion or  |Trans|saction  |  Derivative     |Exercisable|  or Underlying      |Derivative|  of      |Own.|   of     |
|Security  |Exercise |Date |Code     |  Securities     |and        |  Securities         |Security  |Derivative|Form| Indirect |
|(Instr. 3)|Price of |(Mon/|(Instr.8)|  Acquired (A) or|Expiration |  (Instr. 3 & 4)     |(Instr. 5)|Securities|of  |Beneficial|
|          |Deriva-  |Day/ |         |  Disposed of (D)|Date       |                     |          |Benefi-   |Deri|Ownership |
|          |tive     |Year)|         |  (Instr. 3, 4&5)|(Mon/Day/  |                     |          |cially    |Sec.|(Instr. 4)|
|          |Security |     |         |                 | Year)     |                     |          |Owned at  |Dir.|          |
|          |         |     |         |                 |-----------|---------------------|          |End of    |(D) |          |
|          |         |     |         |                 |     |     |          |Amount or |          |Year      |or  |          |
|          |         |     |---------|-----------------|Date |Exp. |  Title   |Number of |          |(Instr. 4)|Ind.|          |
|          |         |     |Code| V  |  (A)   |  (D)   |Exbl.|Date |          |Shares    |          |          |(I) |          |
|----------|---------|-----|----|----|--------|--------|-----|-----|----------|----------|----------|----------|----|----------|
|Employee  |         |     |    |    |        |        |     |     |          |          |          |          |    |          |
|Stock     |         |     |    |    |        |        |     |     |          |          |          |          |    |          |
|Option    |         |     |    |    |        |        |     |     |          |          |          |          |    |          |
|(right to |         |2/27 |    |    |        |        |     |2/27 |Common    |          |          |          |    |          |
|Buy)      | 35.00   |/01  | A  | V  | 14,100 |        | (2) |/11  |Stock     | 14,100   |          | 14,100   | D  |          |
|----------|---------|-----|----|----|--------|--------|-----|-----|----------|----------|----------|----------|----|----------|
|Employee  |         |     |    |    |        |        |     |     |          |          |          |          |    |          |
|Stock     |         |     |    |    |        |        |     |     |          |          |          |          |    |          |
|Option    |         |     |    |    |        |        |     |     |          |          |          |          |    |          |
|(right to |         |6/26 |    |    |        |        |     |6/26 |Common    |          |          |          |    |          |
|Buy)      | 26.76   |/01  | A  | V  |    660 |        | (3) |/11  |Stock     |    660   |          |    660   | D  |          |
|----------|---------|-----|----|----|--------|--------|-----|-----|----------|----------|----------|----------|----|----------|
|          |         |     |    |    |        |        |     |     |          |          |          |          |    |          |
|          |         |     |    |    |        |        |     |     |          |          |          |          |    |          |
|Phantom   |         |     |    |    |        |        |     |     | Common   |          |          |          |    |          |
|Stock     | 1-for-1 | (4) | A  |    |    948 |        |Immed| (5) | Stock    |    948   |   (4)    |    948   | D  |          |
|----------|---------|-----|----|----|--------|--------|-----|-----|----------|----------|----------|----------|----|----------|

Explanation of Responses:

(1) Between January 1, 2002 and January 31, 2002 the reporting person acquired
    25.156 shares of C&D Technologies, Inc. Common Stock under the C&D Technologies 401(k) plan. Shares owned are estimated based upon units held by reporting person under the C&D Technologies Stock Fund of the 401(k) Plan as of January 31, 2002.

(2) The option vests in three equal annual installments beginning on February 27, 2002.

(3) This option vests in three equal annual installments beginning on June 26, 2002.

(4) Acquired on various dates between February 1, 2001 and January 31, 2002 pursuant to C&D Technologies deferred compensation plan, at prices ranging from $17.06 to $55.14 per share.

(5) Shares of phantom stock are payable following termination of the reporting person's employment with C&D Technologies or retirement.


                                       /s/  Charles R. Giesige        3/12/02
                                     ------------------------------- ----------
                                     **Signature of Reporting Person   Date

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

                                                                  PAGE 2
                                                                  SEC1474 (7-96)